Filed Pursuant to Rule 433
Dated October 2, 2025
Registration Statement Nos. 333-273045 and 333-273045-01
Relating to Preliminary Prospectus Supplement
Dated October 2, 2025 to
Prospectus dated June 30, 2023

DEERE FUNDING CANADA CORPORATION

4.150% Notes due 2030

Fully and unconditionally guaranteed by Deere & Company

Term Sheet dated October 2, 2025

Issuer:	Deere Funding Canada Corporation
Guarantor:	Deere & Company
Trade Date:	October 2, 2025
Type of Offering:	SEC registered
Expected Ratings*:	A1 by Moody’s Investors Service, Inc. A by Standard and Poor’s Ratings Services A+ by Fitch Ratings, Inc.
Settlement Date**:	October 9, 2025 (T+5)
Security:	4.150% Notes due 2030 (the “Notes”)
Size:	$500,000,000
Stated Maturity Date:	October 9, 2030
Interest Payment Dates:	April 9 and October 9, commencing on April 9, 2026
Benchmark Treasury:	3.625% UST due September 30, 2030
Benchmark Treasury Yield and Price:	3.668%; 99-25 3/4
Yield to Maturity:	4.168%
Spread to Benchmark Treasury:	50 basis points

Coupon (Interest Rate):	4.150% per year
Price to Public:	99.920% of principal amount, plus accrued interest, if any, from October 9, 2025
Net Proceeds to the Issuer (before expenses):	$497,850,000
Optional Redemption:

Make-whole call based on U.S. Treasury + 0.100% (+10 basis points); if, however, the Notes are redeemed on or after September 9, 2030, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Tax call at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

CUSIP / ISIN:	2442GAAA0 / US2442GAAA00
Joint Book-Running Managers:	Goldman Sachs & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc. ING Financial Markets LLC PNC Capital Markets LLC Truist Securities, Inc. SMBC Nikko Securities America, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you make a decision to invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC that are incorporated therein by reference for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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